Exhibit (a)(5)(D)
United Rentals Comments on Pending Tender Offer
Waives Condition Relating to Share Price Movement;
Leaves $22.00 to $25.00 Price Range Unchanged
GREENWICH, Conn. — July 1, 2008 — United Rentals, Inc. (NYSE: URI) today announced that it will waive the condition to its previously announced “modified Dutch auction” tender offer that the market price of shares of the company’s common stock does not decrease at any point by more than 10% from the close of trading on June 16, 2008. This condition was recently triggered as a result of the company’s shares trading below $19.82.
The company commenced its tender offer, in which the company is offering to purchase up to 27,160,000 shares of its common stock at a price not less than $22.00 nor greater than $25.00 per share, on June 17, 2008. In connection with the waiver it is announcing today, the company has not revised the $22.00 to $25.00 tender offer price range.
The tender offer is scheduled to expire at 5:00 p.m., Eastern Time, on Wednesday, July 16, 2008, unless extended by the company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer, in each case in accordance with the procedures described in the tender offer materials. The tender offer is subject to a number of terms and conditions, but is not conditioned on receipt of financing or any minimum number of shares being tendered.
The waiver of the stock price movement condition is not a waiver of any other condition or a waiver with respect to any other facts or circumstances. The tender offer remains subject to the satisfaction of the other conditions set forth in the tender offer materials, as well as the company’s right to amend the terms of the tender offer in the manner and upon the terms set forth in the tender offer materials.
Neither United Rentals nor its board of directors, nor any dealer manager or information agent in connection with the proposed tender offer, is making any recommendation to shareholders as to whether to tender or refrain from tendering shares in the proposed tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the company. The company’s executive officers and directors have advised the company that they do not intend to participate in the tender offer.
About United Rentals
 United Rentals, Inc. is the largest equipment rental company in the world, with an integrated network of over 670 rental locations in 48 states, 10 Canadian provinces and Mexico. The company’s approximately

10,400 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers for rent over 2,900 classes of rental equipment with a total original cost of $4.2 billion. United Rentals is a member of the Standard & Poor’s MidCap 400 Index and the Russell 2000 Index® and is headquartered in Greenwich, Conn. Additional information about United Rentals is available at www.unitedrentals.com.
Forward-Looking Statements
Certain statements in this press release are forward-looking statements. These statements can generally be identified by words such as “believes,” “expects,” “plans,” “intends,” “projects,” “forecasts,” “may,” “will,” “should,” “on track” or “anticipates,” or the negative thereof or comparable terminology, or by discussions of vision, strategy or outlook. Our businesses and operations are subject to a variety of risks and uncertainties, many of which are beyond our control, and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) weaker or unfavorable economic or industry conditions can reduce demand and prices for our products and services, (2) non-residential construction spending, or governmental funding for infrastructure and other construction projects, may not reach expected levels, (3) we may not always have access to capital that our businesses or growth plans may require, (4) any companies we acquire could have undiscovered liabilities, may strain our management capabilities or may be difficult to integrate, (5) rates we can charge and time utilization we can achieve may be less than anticipated, (6) costs we incur may be more than anticipated, including by having expected savings not be realized in the amounts or time frames we have planned, (7) competition in our industry for talented employees is intense, which can affect our employee costs and retention rates, (8) we have and expect to incur additional significant leverage in connection with the announced share repurchase transactions, which leverage requires us to use a substantial portion of our cash flow for debt service and will constrain our flexibility in responding to unanticipated or adverse business conditions, (9) we are subject to an ongoing inquiry by the SEC, and there can be no assurance as to its outcome, or any other potential consequences thereof for us, (10) we are subject to purported class action lawsuits and derivative actions filed in light of the SEC inquiry and additional purported class action lawsuits relating to the terminated merger transaction with Cerberus affiliates, and there can be no assurance as to their outcome or any other potential consequences thereof for us, and (11) we may incur additional significant costs and expenses (including indemnification obligations) in connection with the SEC inquiry, the purported class action lawsuits and derivative actions referenced above, the U.S. Attorney’s Office inquiry, or other litigation, regulatory or investigatory matters, related to the foregoing or otherwise. For a fuller description of these and other possible uncertainties, please refer to our Annual Report on Form 10-K for the year ended December 31, 2007, as well as to our subsequent filings with the SEC. Our forward-looking statements contained herein speak only as of the date hereof, and we make no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.
Tender Offer Statement
This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The solicitation of offers to buy shares of the company’s common stock is only being made pursuant to the offer to purchase, the letter of transmittal and related materials that the company filed with the Securities and Exchange Commission on June 17, 2008, as amended. Stockholders and investors should read carefully the offer to purchase and related materials, including any amendments thereto, because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders and investors can obtain copies of the tender offer statement on Schedule TO, the offer to purchase, the letter of transmittal and related materials without charge from the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from D.F. King & Co., Inc., the company’s information agent, by calling (800) 269-6427 or (212) 269-5550. Stockholders are urged to read carefully those materials prior to making any decisions with respect to the tender offer.
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Contact:
Hyde Park Financial Communications
Fred Bratman
203-618-7318
Cell: 917-847-4507
fbratman@hydeparkfin.com